EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended September 30,
(Unaudited)	2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$69,059		$70,365
Other interest	2,041		4,104
Amortization of debt discount and expense	2,785		4,049
Interest on lease agreements	6,459		7,110

Total Fixed Charges	80,344		85,628
Preferred dividend requirements	—		39,690

Total fixed charges and preferred dividend requirements	$80,344		$125,318

Earnings before income taxes and income from equity investees	$234,820		$249,174
Total fixed charges	80,344		85,628

Earnings available for combined fixed charges and preferred stock dividend requirements	$315,164		$334,802

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.92	x	2.67	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.